Mail Stop 3561

July 2, 2008

Bradford R. Rich
Chief Financial Officer
SkyWest, Inc.
444 South River Road
St. George, UT 84790

      Re: **SkyWest, Inc.**
              File No. 000-14719
              Form 10-K: For the fiscal year ended December 31, 2007
              Form 10-Q: For quarterly period ended March 31, 2008

Dear Mr. Rich:

      We have completed our review of your Form 10-K and related filing and have no further comments at this time.

                    Sincerely,

                    Joseph Foti
                    Senior Assistant Chief Accountant